Exhibit 99.1

Bangkok Insurance Public Company Limited Goes Live with Sapiens End-to-End P&C Platform

The go-live provides Thailand’s leading insurer with accelerated growth, operational efficiency and speed to market

Uxbridge, UK, June 13, 2024—Sapiens International Corporation, (NASDAQ and TASE: SPNS), a leading global provider of software solutions for the insurance industry, announced today that Bangkok Insurance Public Company Limited (BKI), a market leading insurer in Thailand, has gone live with Sapiens Property & Casualty platform, including Sapiens IDITSuite for Property & Casualty, Sapiens ReinsuranceMaster, and Sapiens Intelligence. The go-live is one of the largest, most complex implementations in the Thailand insurance sector to date.

By replacing BKI’s core monolithic application at the end of the project, Sapiens’ award-winning, end-to-end platform will empower BKI with accelerated revenue growth, operational efficiency, and speed to market across all channels and lines of business. Sapiens’ platform also lowers BKI’s total cost of ownership by fostering self-sufficiency in core processes. Sapiens API configuration engine seamlessly connects with Sapiens IDITSuite to launch digital APIs and enable BKI’s digital sales channels and integrate with many internal systems. Sapiens deployed the Thai country layer and conducted data migration of 6.5 million parties.

“When we were assessing vendors, Sapiens demonstrated end-to-end solutions and integration capabilities that were superior to its competitors, and the proven ability to meet our regional regulations,” said Dr. Apisit Anantanatarat, BKI’s CEO and President. “Sapiens IDITSuite provided the digital API configuration excellence we were seeking, and we are confident that the platform will accelerate our growth and operational efficiency.”

“Sapiens is delighted to enable BKI to overcome its legacy obstacles and to fully benefit from this new digital era of opportunity for insurers,” said Roni Al-Dor, Sapiens President & CEO. “We are proud of our critical role in accelerating BKI’s growth and operational efficiency, by providing full, end-to-end functionality, from policies, reinsurance, claims, accounting, document management, workflow, and reporting.”

Sapiens IDITSuite for Property & Casualty is an AI-powered, end-to-end insurance software solution that supports customer acquisition, billing, finance, claims, and renewals. Sapiens ReinsuranceMaster (SRM) is a comprehensive single platform for large and multi-national reinsurance programs, providing full financial control and flexibility across all lines of business. Sapiens Intelligence is an integrated solution that produces actionable insights to maximize the value of data for smarter decision making, improving underwriting risk selection and reducing claims expense ratios.

About Bangkok Insurance Public Company Limited (BKI)

In business since 1947, Bangkok Insurance Public Company Limited is principally engaged in the non-life insurance business of all types. Aligned with the vision ‘To be the preferred non-life insurer in Thailand,’ the company develops a wide range of insurance products and services that promptly respond to customer needs, aiming to maximize their satisfaction through professional and qualified staff. Additionally, the company strives to be innovative, adhering to corporate integrity and being accountable to its stakeholders, thereby driving sustainable business growth in the long run. For more information, please visit

www.sapiens.com

About Sapiens

Sapiens International Corporation (NASDAQ and TASE: SPNS) empowers the financial sector, with a focus on insurance, to transform and become digital, innovative, and agile. With more than 40 years of industry expertise, Sapiens’ cloud-based SaaS insurance platform offers pre-integrated, low-code capabilities across core, data, and digital domains to accelerate our customers’ digital transformation. Serving over 600 customers in more than 30 countries, Sapiens offers insurers across property and casualty, workers’ compensation, and life insurance markets the most comprehensive set of solutions, from core to complementary, including Reinsurance, Financial & Compliance, Data & Analytics, Digital, and Decision Management. For more information visit  http://www.sapiens.com/ or follow us on LinkedIn

Investor and Media Contact
Yaffa Cohen-Ifrah
Sapiens Chief Marketing Officer and Head of Investor Relations

Mobile: +1 917 533 4782
Email: Yaffa.cohen-ifrah@sapiens.com

Forward-Looking Statements

Certain matters discussed in this press release that are incorporated herein and therein by reference are forward-looking statements within the meaning of Section 27A of the Securities Act, Section 21E of the Exchange Act and the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995, that are based on our beliefs, assumptions and expectations, as well as information currently available to us. Such forward-looking statements may be identified by the use of the words “anticipate,” “believe,” “estimate,” “expect,” “may,” “will,” “plan” and similar expressions. Such statements reflect our current views with respect to future events and are subject to certain risks and uncertainties. There are important factors that could cause our actual results, levels of activity, performance or achievements to differ materially from the results, levels of activity, performance or achievements expressed or implied by the forward-looking statements, including, but not limited to:  the degree of our success in our plans to leverage our global footprint to grow our sales; the degree of our success in integrating the companies that we have acquired through the implementation of our M&A growth strategy; the lengthy development cycles for our solutions, which may frustrate our ability to realize revenues and/or profits from our potential new solutions; our lengthy and complex sales cycles, which do not always result in the realization of revenues; the degree of our success in retaining our existing customers or competing effectively for greater market share; the global macroeconomic environment, including headwinds caused by inflation, relatively high interest rates, potentially unfavorable currency exchange rate movements, and uncertain economic conditions, and their impact on our revenues, profitability and cash flows; difficulties in successfully planning and managing changes in the size of our operations; the frequency of the long-term, large, complex projects that we perform that involve complex estimates of project costs and profit margins, which sometimes change mid-stream; the challenges and potential liability that heightened privacy laws and regulations pose to our business; occasional disputes with clients, which may adversely impact our results of operations and our reputation; various intellectual property issues related to our business; potential unanticipated product vulnerabilities or cybersecurity breaches of our or our customers’ systems; risks related to the insurance industry in which our clients operate; risks associated with our global sales and operations, such as changes in regulatory requirements, wide-spread viruses and epidemics like the coronavirus epidemic, and fluctuations in currency exchange rates; and risks related to our principal location in Israel and our status as a Cayman Islands company.

While we believe such forward-looking statements are based on reasonable assumptions, should one or more of the underlying assumptions prove incorrect, or these risks or uncertainties materialize, our actual results may differ materially from those expressed or implied by the forward-looking statements. Please read the risks discussed under the heading “Risk Factors” in our Annual Report on Form 20-F for the year ended December 31, 2023, to be filed in the near future, in order to review conditions that we believe could cause actual results to differ materially from those contemplated by the forward-looking statements. You should not rely upon forward-looking statements as predictions of future events. Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee that future results, levels of activity, performance and events and circumstances reflected in the forward-looking statements will be achieved or will occur. Except as required by law, we undertake no obligation to update publicly any forward-looking statements for any reason, to conform these statements to actual results or to changes in our expectations.

www.sapiens.com